NO ACT

DC
7-12-11

11007343

July 14, 2011

Act: 1933
Section:
Rule: 501(a)(3)
Public
Availability: 7/14/2011

Received SEC
JUL 14 2011
Washington, DC 20549

Response of the Division of Corporation Finance

Re: Alaska Permanent Fund
Incoming letter dated July 12, 2011

You have requested interpretive advice as to the status of the Alaska Permanent Fund (the "Fund") as an "accredited investor" as defined in Rule 501(a)(3) of Regulation D under the Securities Act of 1933 (the "Securities Act") and as a "qualified institutional buyer" as defined in Rule 144A(a)(1)(i)(H) under the Securities Act. In your letter, you note that the Fund is a large sovereign wealth investment fund with a unique form of organization established by name in the constitution of the State of Alaska.

Based on the facts presented, the Division is of the view that the Fund, although it is not organized as an entity specifically listed in Rule 501(a)(3) of Regulation D, may be treated as an "accredited investor" as defined in that rule if it satisfies the other requirements of that definition. In addition, the Division is of the view that the Fund, although it is not organized as an entity specifically listed in Rule 144A(a)(1)(i)(H), may be treated as a "qualified institutional buyer" as defined in that rule if it satisfies the other requirements of that definition.

This position is based on the representations made to the Division in your letter. Any different facts might require the Division to reach a different conclusion.

Sincerely,

Jennifer A. Zepralka
Senior Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Mail Stop 4553

David F. Freeman, Jr.
Arnold and Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

RE: Alaska Permanent Fund

Dear Mr. Freeman:

In regard to your letter of July 12, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Meredith B. Cross
Director

ARNOLD & PORTER LLP

David F. Freeman, Jr.
David.Freeman@aporter.com

202.942.5745
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

July 12, 2011

Mr. Paul M. Dudek
Mr. Gerald J. Laporte
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alaska Permanent Fund Request for Interpretation Regarding Status as an "Accredited Investor" and "Qualified Investment Buyer"

Dear Messrs Dudek and Laporte:

We are writing on behalf of our client, the Alaska Permanent Fund (the "Fund"), to request an interpretation from the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") that the Fund is an "accredited investor" within the meaning of Subsection 501(a)(3) of Regulation D, 17 C.F.R. § 230.501(a)(3), and a "qualified institutional buyer" or "QIB" within the meaning of Subsection 144A(a)(1)(i)(H) of Rule 144A, 17 C.F.R. § 230.144A(a)(1)(i)(H). As discussed further below, we respectfully submit that the unique constitutional form, history and purposes of the Fund qualify it for treatment as an "accredited investor" and a "qualified institutional buyer" as those terms are used in Regulation D and Rule 144A.

The Fund is a unique form of organization established by name in the constitution and statutes of the State of Alaska that does not fit neatly within the common forms of business trusts, corporations or partnerships that are listed in the definitions of "accredited investor" and "qualified institutional buyer" in Regulation D and Rule 144A. Most corporations and other business organizations are formed pursuant to generic corporate, limited liability company, partnership or business trust statutes that allow for the creation and operation of an unlimited number of companies under a common set of standard state processes and basic rules established by the statute, for purposes decided upon by the organizers. The Fund is different. It is a "one-off" entity whose existence, name, structure, purposes and operations are established solely for it by the Alaska constitution. [1] The Fund's governance and structure are further refined by Alaska statutes that created the Alaska Permanent Fund Corporation (the "APFC"). Unlike other government funds of which we are aware, a significant portion of the net income of the Fund is distributed every year to Alaska residents. The unique history, purposes and constitutional status of the Fund are described further below.

The Fund is a large sovereign wealth investment fund invested in a diverse portfolio. In addition to sheer size, the Fund differs from other state and local government non-pension investment funds in several other respects that relate to its unique history, purpose and organizational form. The Fund is funded primarily by oil royalties and reinvested earnings rather than tax dollars. Created and protected by an amendment to the constitution of the State of Alaska, the Fund is segregated, multi-generational, and permanent. It is managed by the APFC, which is a public corporation led by a board of trustees whose investment decisions are subject to the prudent investor rule and diversification standards. The trustees have adopted bylaws, governance policies, investment regulations, and a comprehensive investment policy. The APFC has a large, sophisticated, professional staff dedicated to investing, monitoring, and securing the assets of the Fund. Discretionary investment management of Fund assets is done through a combination of corporation in-house staff and contracts with outside institutional investment managers who are registered investment advisers. The Fund is the sole representative from the United States on the only world-wide organization of sovereign wealth funds.

The Fund's current uncertainty as to its ability to make accredited investor and QIB representations limits its access to markets for unregistered securities and many Regulation D private placements, thereby impacting adversely the trustees' and staff's ability to diversify Fund investments effectively and achieve optimal risk-adjusted returns.

I. Background Information on the Fund

The Fund is a segregated pool of assets that operates as an investment fund with approximately $38.4 billion in assets as of December 31, 2010. It was created by the

[1] The Fund is a constitutionally created state fund into which 25% of all mineral lease rentals, royalties, royalty sale proceeds, federal mineral revenue sharing payments and bonuses received by the State are deposited as set forth in art. IX, sec. 15 of the Alaska Constitution. Alaska Const. art. IX § 15. *See also*, Alaska Statutes §§ 37.13.020, 37.13.030, 37.13.050, 37.13.040, 37.13.120, 37.13.140, 37.13.145, 37.13.150, 37.13.160, 37.13.170.

Constitution of the State of Alaska in 1976 to invest and reinvest oil royalties paid to the State of Alaska. The Fund is managed by the APFC, a public corporation and government instrumentality wholly-owned by the State of Alaska. The Fund is not a corporation, partnership, trust, or other commonly-recognized form of legal entity.

The Fund is the United States' sole representative to the International Forum of Sovereign Wealth Funds ("IFSWF"), a voluntary group (organized by the International Monetary Fund) with representation from sovereign wealth funds from around the world.[2] No other U.S. entity is a member of that organization; however, representatives from the United States Department of Treasury attend IFSWF meetings with APFC representatives. The Fund received the aiCIO Industry Innovation Award in December 2010, in the category of sovereign wealth funds.

A. Alaska Permanent Fund

1. Establishment and Purpose of the Fund

The Fund was established in 1976, as the Alaska pipeline construction neared completion, by a voter-approved amendment to the Alaska Constitution. Alaska Const. art IX, § 15 (effective Feb. 21, 1977). Article IX, Section 15 of the Alaska Constitution provides:

> At least twenty-five percent of all mineral lease rentals, royalties, royalty sale proceeds, federal mineral revenue sharing payments and bonuses received by the State shall be placed in a permanent fund, the principal of which shall be used only for those income-producing investments specifically designated by law as eligible for permanent fund investments. All income from the permanent fund shall be deposited in the general fund unless otherwise provided by law.

According to the legislative findings set forth in Section 37.13.020 of the Alaska Statutes, the purposes of the Fund are to –

> provide a means of conserving a portion of the state's revenue from mineral resources to benefit all generations of Alaskans; . . . to maintain safety of principal while

[2] Information on the IFSWF is available at ifswf.org.

> maximizing total returns; [and to be] a savings device managed to allow the maximum use of disposable income from the fund for purposes designated by law.

2. Funding

As provided in the Alaska Constitution, Article IX, the Fund is funded by the contribution of a specified portion of all State mineral lease rentals, royalties, royalty sale proceeds, net profit shares, bonuses and federal mineral revenue sharing payments (collectively, "oil royalties"). The Fund received its first deposit of dedicated oil royalties in 1977 and, since then, a percentage of mineral revenues has been paid monthly to the Fund.

3. Constitutionally Protected Fund Principal

Because Article IX Section 15 of the Alaska Constitution provides that Fund principal (funded in the manner described above) "shall be used only for those income-producing investments specifically designated by law as eligible for permanent fund investments," Fund principal is not subject to legislative appropriation. Op. Att'y Gen. No. JU2009-200-509.

4. Disposition of Income

The Fund's net income (commonly referred to as "statutory net income") consists of all Fund income, including *realized* Fund earnings such as stock dividends, bond interest, real estate rent and income from the sale of investments, but excluding *unrealized* gains and losses on Fund investments. Alaska Stat. § 37.13.140. Statutory net income is computed annually as of the last day of the fiscal year in accordance with generally accepted accounting principles (but excluding unrealized gains and losses). *Id.* It is deposited as earned into an earnings reserve account that is established as a separate account in the Fund. Alaska Stat. § 37.13.145(a). The Alaska legislature on various occasions has reallocated significant amounts of earnings that were otherwise available for use by the State government back to Fund principal.

At the end of each fiscal year and subject to legislative appropriation, 50 percent of Fund "income available for distribution" is transferred from the earnings reserve account to a separate dividend fund (the "dividend fund") to be distributed by a State agency to eligible Alaska residents on a per capita basis. Alaska Stat. § 37.13.145(b).[3] After the transfer to the dividend fund, any remaining amounts are either returned to protected Fund principal or retained in the earnings reserve account and are available for legislative appropriation. *See* Alaska Stat. § 37.13.145. Over the years, about 50 percent of total Fund statutory net income (typically less than 3 percent of total Fund assets per year) has been distributed as dividends.

The dividend program was enacted by the Alaska legislature in April 1980. The first dividend, in the amount of $1,000 per person, was distributed in 1982. The purposes of the dividend program are (1) to provide equitable distribution of a portion of the State's energy wealth to Alaskans; (2) to encourage people to remain Alaska residents, thereby reducing population turnover in the state; and (3) to encourage awareness and interest in the management of the Fund.[4]

B. Alaska Permanent Fund Corporation (the "APFC")

1. Establishment of the APFC

The Alaska Constitution does not specify how the Fund should be managed. In 1980, the APFC was created for the purpose of "provid[ing] a mechanism for the management and investment of [the Fund's] assets...." Alaska Stat. § 37.13.030.[5] The statute established the APFC as "a public corporation and government instrumentality ... managed by the board of trustees." Alaska Stat. § 37.13.040.[6]

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[3] Fund "income available for distribution" equals 21% of the net income of the Fund for the last five fiscal years, including the fiscal year just ended, but cannot exceed the current fiscal year-end balance in the earnings reserve account. Alaska Stat. § 37.13.140. The Dividend Fund is a separate fund in the State Treasury administered by the Commissioner of Revenue. Alaska Stat. § 43.23.045(a). The Commissioner of Revenue, through the Permanent Fund Dividend Division in the Department of Revenue, annually pays dividends from the Dividend Fund to eligible recipients. Alaska Stat. § 43.23.025. The size of each year's dividend is calculated using a formula that takes into account the amount in the Dividend Fund available for dividend payments and the number of individuals eligible to receive a dividend in that year. *Id.*

[4] 1980 Alaska Sess. Laws ch. 21, § l(b).

[5] In addition to managing the Fund, the APFC manages is a portion of the assets of the Alaska mental health trust fund (a pool that is about 1 percent of the assets of the Fund). *See* Alaska Stat. § 37.13.300.

[6] When the Fund was first established, it was managed by the Alaska Commissioner of Revenue. Alaska Stat. § 37.10.065, *repealed by* Alaska Sess. Laws ch. 18, § 10.

2. Board of Trustees

The affairs of the APFC are managed by the board of trustees. Alaska Stat. § 37.13.040. Board members of the APFC are appointed by the Governor of Alaska. Alaska Stat. § 37.13.050(a). The board consists of six members. *Id.* Two members must be heads of principal departments of state government, one of whom must be the Commissioner of Revenue. *Id.* The other four members are appointed by the Governor from the public and may not hold any other state or federal office, position or employment, except as a member of the armed forces. *Id.* Public members must have recognized competence and wide experience in finance, investments, or other business management-related fields. Alaska Stat. § 37.1.050(b). Public members are appointed for staggered four-year terms. Alaska Stat. § 37.13.60. The Governor may remove a public member of the board only for cause. Alaska Stat. § 37.13.070. Four members of the board constitute a quorum for the transaction of business and the exercise of the powers and duties of the board. Alaska Stat. § 37.13.080. Action may be taken only upon affirmative vote of a majority of the full membership of the board. *Id.*

Currently, the board hires 3 outside advisors who regularly attend board and board committee meetings and advise the trustees. The board also hires a regular outside investment consultant and other investment consultants as needed. A bank serves as the custodian for the assets of the Fund.

The board of trustees has adopted bylaws and governance policies that set forth the rules for internal governance of the APFC.[7] The trustees are subject to the comprehensive conflict of interest rules, financial disclosure rules under Alaska Statutes, and the prudent-investor and diversification rules (discussed below) in making investment decisions.

3. Investment Authority and Responsibility

Investment authority over the Fund's assets is vested in the board of trustees. The exercise of this authority by the board is subject to the prudent investor rule set forth in Section 37.13.120 of the Alaska Statutes:

> The prudent-investor rule as applied to investment activity of the fund means that the corporation shall exercise the judgment and care under the circumstances then prevailing that an institutional investor of ordinary prudence,

[7] *See* http://www.apfc.org/home/Content/aboutAPFC/aboutAPFC.cfm.

> discretion, and intelligence exercises in the designation and management of large investments entrusted to it, not in regard to speculation, but in regard to the permanent disposition of funds, considering preservation of the purchasing power of the fund over time while maximizing the expected total return from both income and the appreciation of capital.

The board is required to maintain a reasonable diversification among investments. Alaska Stat. § 37.13.120(c). In carrying out its constitutional and statutory investment responsibilities under the prudent investor rule, the board of trustees has adopted comprehensive regulations set forth in the Alaska Administrative Code ("AAC"),[8] and a comprehensive investment policy.[9]

Current Fund investment policy targets a real return of five percent per year. As of year-end 2010, the Fund was invested in a broad array of assets, including direct ownership in commercial real estate, equity and fixed income securities, and alternative investments (including investments in infrastructure, absolute and real return strategies, private equity, and high yield, distressed, and mezzanine debt). Fund assets are not invested in projects that are primarily focused on economic or social development.

Investments are made through a combination of separate investment accounts, investment funds or other commingled investment vehicles, and in-house trading by APFC staff. In-house bond traders at APFC manage over $5 billion in fixed income securities. The remaining assets of the Fund are managed by outside institutional investment managers through either investment management agreements with the APFC (separate accounts) or other investment vehicles. Outside managers hired through separate accounts must acknowledge their status as fiduciaries and manage their investment mandates in accordance with the prudent expert standard of care. Currently, collectively, the outside managers have over 50 investment mandates set by the APFC. During the last fiscal year, the Fund paid, directly or indirectly, over $100 million in investment management fees.

[8] Alaska Stat. § 37.13.100; and 15 AAC §§ 137.410 - 137.530.

[9] *See* http://www.apfc.org/home/Media/investments/20101201InvestPolicy.pdf.

4. Employees

The board employs and determines the salary of the APFC's executive director, and the executive director, with the approval of the board, selects and employs additional staff as necessary.[10] Currently, the APFC has 34 full-time staff lead by the executive director and chief executive officer and 6 senior management employees. The APFC investments staff currently consists of 12 employees (with collectively 172 years of professional investment experience) lead by the chief investment officer. The APFC finance staff currently consists of 9 employees lead by the chief financial officer and controller. Legal advice is provided by an in-house general counsel, the Alaska attorney general's office and outside law firms.

5. Operating Budget

The source of the APFC's operating budget is the revenue generated by the Fund's investments. Alaska Stat. § 37.13.150. The APFC submits an annual budget to the State legislature pursuant to the Executive Budget Act. Alaska Stat. § 37.13.150; Op. Att'y Gen. No. 366-269-83. The APFC's budget is included in the State's operating budget.[11] Pursuant to its budget authorization, the APFC pays its expenses out of the revenues generated by the Fund's investments.[12]

6. Accounting and Oversight

The APFC board of trustees publishes an annual report for distribution to the Governor, the State legislature and the public. Alaska Stat. § 37.13.170. The report contains audited financial statements, a statement of the amount of money received by the Fund from each investment during the period covered, a list of investments with their fair market values, a description of Fund investment activity, an evaluation of the Fund's performance in light of the goals in Section 37.13.020 of the Alaska Statutes, an

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[10] Alaska Stat. § 37.13.100. The APFC employees are exempt from the State Personnel Act, which provides standard procedures for classification of positions, a pay plan establishing salaries, recruitment, hiring, evaluation of performance, hearing of grievances, transfer, layoff, termination, hours of work, disciplinary procedures and similar matters. *See* Alaska Stat. §§ 39.25.010-3 .25.995; Alaska Stat. § 37.13.100; Alaska Stat. § 39.25.110 (11)(B); Op. Att'y Gen. No. 366-269-83. Instead, the APFC employees are subject to the APFC's own position classification plan and salary schedules. Consistent with an overall budget approved by the legislature, the salaries of APFC employees are established by the executive director. *See* Alaska Stat. § 37.13.100.

[11] *See* Alaska Stat. § 37.13.150; Alaska Sess. Laws ch. 83, § 1 (2003) (Department of Revenue).

[12] *See* Alaska Stat. § 37.13.150.

evaluation of investment criteria utilized by the board and any other relevant information. Alaska Stat. § 37.13.170. The State Legislative Budget and Audit Committee has oversight responsibility over the APFC's operations. Alaska Stat. § 37.13.160. Policies for the day-to-day management of the APFC, however, are set by the APFC board of trustees. Alaska Stat. § 37.13.120.

II. Regulation D and Rule 144A Under the Securities Act of 1933

A. Background

The Fund is both a "company,"[13] and a "qualified purchaser"[14] within the meaning of the Investment Company Act of 1940. The Fund is a sophisticated institutional investor that is a permitted investor in "statutory" private placements conducted under Section 4(2) of the 1933 Act, as well as under various state blue sky laws.[15] The uncertainty, however, regarding the status of the Fund as an "accredited investor" as defined in Regulation D, and as a "qualified institutional buyer" as defined in Rule 144A, interfere with the Fund investing in securities offerings conducted under those rules. This uncertainty interferes with the Fund's ability to gain access to appropriate investment opportunities and fully diversify its investment portfolio, and as a result, adversely impacts the risk and return characteristics of the portfolio.

Section 4(2) provides an exemption from registration under the Securities Act for a sale not involving a public offering of securities. The Commission adopted Rule 506 under Regulation D pursuant to the Securities Act of 1933 (the "Securities Act") as a non-exclusive safe harbor within the "private placement" exemption of Section 4(2) of the Securities Act.

Similarly, Section 144A allows for resales of restricted securities to specified types of institutional investors that meet the definition of a "qualified institutional buyer" under that rule. .

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[13] *See* Investment Company Act § 2(a)(8) which provides that the term company "means a corporation, a partnership, an association, a joint-stock company, a trust, a fund, or any organized group of persons whether incorporated or not…."

[14] *See* Investment Company Act § 2(a)(51) which provides in pertinent part that the term qualified purchaser includes a person (either a natural person or company) "acting for its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis, not less than $ 25,000,000 in investments."

[15] *See e.g.* the terms "financial or institutional investor" in Section 101(5)(iv) of the Uniform Securities Act (1985) and "institutional investor" in Section 102(11)(O) of the Uniform Securities Act (2002).

The rationale underlying the inclusion of certain categories of persons and entities within the list of "accredited investors" and "qualified institutional buyers" is essentially to make a judgment on whether that category of persons or entities needs the protections associated with a registered public offering or, instead, are likely to be the type of investors that are able to understand and bear the risks associated with the investment. With over 30 years of investment experience, an investment portfolio currently worth in excess of $39 billion, a sophisticated in-house professional staff and outside investment advisers, and oversight by the APFC board, the Fund clearly is a sophisticated and experienced institutional investor able to evaluate, understand and bear the risks associated with private investments.

B. Definitions

The term "accredited investor" is defined in Section 501(a) of Regulation D to include, among other investors set forth in the rule, a variety of categories of institutions, some of which are based on the regulatory status of the entity (as opposed to its legal form)[16] and others based upon the asset size of the investor being above $5 million and the form of the investor as broadly defined,[17] in certain cases in combination with a sophisticated entity or person making the investment decision,[18] and in one case based on ownership of the investor entity exclusively by other accredited investors.[19]

Subsection 501(a)(3) of Regulation D includes within the definition of an "accredited investor" "[a]ny organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000." Some uncertainty exists as to the coverage of institutions substantially similar to those listed, and the Staff is regularly asked questions regarding the scope of coverage of certain types of entities.[20]

The Commission Staff has from time to time interpreted Regulation D to include as "accredited investors" certain types of entities that are not listed in the definition but

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[16] Rule 501(a)(1), (2). In some cases this is based upon the investor entity, and in some cases it is the status of the entity making the investment decision (such as a bank buying in a fiduciary capacity).

[17] Rule 501(a)(1)(clauses on employee benefit plans), (3), (7).

[18] See, Rule 501(a)(1), (7).

[19] Rule 501(a)(8).

[20] SEC Rel. No. 33-8828, 72 Fed. Reg. 45116, 45126 (2007).

that are similar to the types listed in subsection 501(a)(3). For example, the Staff has taken the position that limited liability companies with more than $5 million in assets are "accredited investors,"[21] as are governmental entities that engage primarily in charitable activities comparable to those engaged in by non-profit corporations.[22] Similarly, the Commission itself has found university endowments to be within the meaning of "accredited investors."[23]

Like the entities covered by those interpretations, the Fund is not a type of entity that is specifically listed by name in the subsection, but is an institutional investment entity that is a creature of its own unique constitutional and statutory provisions and is analogous to a business trust or partnership. The Fund has investments and a net worth well in excess of $5 million. It has a dedicated full time professional investment staff at the APFC and is overseen by a board of trustees (the board of the APFC). The APFC hires professional institutional investment advisory firms to assist in selecting and reviewing investments. The Fund publishes an annual audited financial report. The Fund is a "company"[24] and a "qualified purchaser"[25] within the meaning of the Investment Company Act, and an institutional investor within the meaning of state securities laws. It invests and reinvests its portfolio for a profit. Its assets are held in custody at a bank. In short, the Fund has all of the trappings of a very large and well-managed private investment fund. It just happens to belong in its entirety to the State of Alaska.

Similarly, the term "qualified institutional buyer" is defined in Rule 144A(a) to include, among other investors set forth in the rule, a variety of categories of institutions with at least $100 million in discretionary securities investments acting for themselves or other QIBs, some of which are based on the regulatory status of the entity (as opposed to its legal form)[26] and others based upon the form of the investor as broadly defined,[27] and

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[21] *Wolf, Block, Schorr and Solis-Cohen* (Division of Corporation Finance Staff letter avail. Dec. 11, 1996).

[22] Rel. No. 33-6455 at Q&A 19 (Mar. 4, 1983); *Voluntary Hospitals of America, Inc.* (Division of Corporation Finance Staff letter avail. Dec. 30, 1982); *The Equitable Life Assurance Society of the United States* (Division of Corporation Finance Staff letter avail. Feb. 1, 1986).

[23] SEC Rel. No, 33-8828, 72 Fed. Reg. at 45127 n. 112; Rel. 33-6389, 47 Fed. Reg. 11251 (1982).

[24] *See* Investment Company Act § 2(a)(8).

[25] *See* Investment Company Act § 2(a)(51).

[26] Rule 144A(a)(1)(i)(A)-(G), (I), 144A(a)(1)(ii) (broker-dealers are required to have only $10 million in securities investments to qualify), (iv) (investment companies can count assets of other investment companies within same family of funds towards $100 million total), and (vi) (banks have special rules for qualifying securities investments).

in one case based on ownership of the investor entity exclusively by other qualified purchasers.[28]

If the $100 million threshold of discretionary securities investments is met, subsection 144A(a)(1)(i)(H) includes within the definition of "qualified institutional buyer" "[a]ny organization described in section 501(c)(3) of the Internal Revenue Code, corporation ..., partnership, or Massachusetts or similar business trust...." As is the case with the definition of "accredited investor," some uncertainty exists as to whether certain types of institutional entities whose precise legal forms are not specifically mentioned but which are substantially similar to those listed in the definition, and which have discretionary securities investment portfolios in excess of $100 million, are covered within the definition of a "qualified institutional buyer."

As discussed above, the Fund is not a type of entity that is specifically listed by name in the definition of "qualified institutional buyer" in Rule 144A, but as one of the few domestic sovereign wealth funds, and by far the largest of which we are aware, the Fund is an institutional investment entity that is a creature of statute analogous to a business trust or partnership. The Fund has a discretionary investment portfolio of securities worth well in excess of $100 million. As noted above, the Fund has a dedicated full time professional investment staff at the APFC and is overseen by a board of trustees (the board of the APFC). A portion of the Fund's fixed income assets are managed in-house by APFC staff. The APFC hires professional institutional investment advisory firms for discretionary management of the remaining Fund investments. The Fund is a "company" and a "qualified purchaser" within the meaning of the Investment Company Act, and an institutional investor within the meaning of state securities laws.

There are not many sovereign wealth funds globally, and very few within the United States. Because of their rarity (and the fact that offerings to foreign sovereign wealth funds may be conducted under Regulation S), it is not surprising that this unique type of institution is not specifically mentioned on the list of QIBs in Rule 144A. The Fund is in function and substance a large private investment fund of the sort regularly considered a QIB under Rule 144A if it were organized as a limited partnership or corporation.

The Fund should not be viewed as excluded from the definitions of "accredited investor" and "qualified institutional buyer" simply because the rules do not specifically

[27] Rule 144A(a)(1)(i)(H).

[28] Rule 144A(a)(1)(v).

contemplate the unique form established for the Fund under the Alaska constitution and statutes. If the Fund were organized as a business trust, or a partnership or corporation, it would fall squarely within the definition of "accredited investor" and "qualified institutional buyer." However, because the Fund has a unique constitutional statutory form and history it does not fit neatly with the more common forms of business trusts, corporations or partnerships that are the form commonly taken by private investment funds.

C. Impact on the Fund

Of critical importance to the mission of the APFC and the Fund is the ability to invest Fund assets across the entire spectrum of investments. Such diversification decreases risk while maximizing the opportunity to earn a return. Uncertainty over the status of the Fund as an "accredited investor" in Regulation D, and a "qualified institutional buyer" in Rule 144A, reduces the ability of the Fund to gain access to appropriate investments (particularly fixed income investments that are issued and can be resold under Rule 144A rather than only statutory 4(2) restricted resale offerings), impairs the ability of the Fund to trade fixed income investments and to fully diversify its investment portfolios.

APFC understands based on discussions with its external investment advisers that nearly a third of investment grade bonds, and over eighty percent of high yield bonds, are issued under Rule 144A. Similarly, many investment classes that are useful for diversification purposes, such as venture capital funds, are most commonly offered only to "accredited investors" in Rule 506 offerings.[29] If the Fund is not covered by the definitions of "accredited investor" and "qualified institutional buyer," the Fund is not fully able to diversify its investment portfolio, which has the effect of unnecessarily increasing the risk in the Fund's portfolio.

Moreover, the investment return available to the Fund is also affected by the uncertainty over whether the Fund is included within these definitions. Assuming an average yield differential of roughly 60 basis points between registered bond offerings and Rule 144A institutional bond offerings with equivalent investment grade credit

[29] *See, e.g.,* Thomas P. Lemke, Gerald T. Lins, Kathryn L. Hoenig & Patricia S. Rube, Hedge Funds and Other Private Funds: Regulation and Compliance § 4:6 (2009-10 ed.) ("As a practical matter, most private funds limit offers and sales to 'accredited investors' only."); *Nat'l Venture Capital Ass'n,* Venture Capital Funds and SEC Disclosure: An Overview (1999) ("Venture capital funds that offer securities to institutional and high net worth U.S. investors in private offerings typically rely on the Rule 506 "safe harbor" of Regulation D . . . .").

quality, the cost to the Fund is approximately $6 million per year in lost revenue for each billion dollars in average balances invested by the Fund.

Regarding offerings conducted under Regulation D, the APFC informs us that the most attractive Regulation D private placements typically are oversubscribed, and the Fund's ability to invest in those oversubscribed private placements is restricted because many of their managers choose not to accept investors such as the Fund who do not make an accredited investor representation but would otherwise be eligible under Regulation D as a non-accredited investor. The reason for the reluctance by those managers may be that there are additional disclosure requirements for offers and sales to non-accredited investors and some uncertainty among issuers as to whether the disclosure documents otherwise used in the offering are sufficient for non-accredited investors.

Treating the Fund as an "accredited investor" and "qualified institutional buyer" would increase the Fund's flexibility in its investments without posing an increased risk to the markets or investors.

Accordingly, for the reasons set forth above, we submit that the Fund is a unique organization whose constitutionally-created existence, form and purposes justify its treatment as an accredited investor and qualified institutional buyer, and respectfully request an interpretation from the Division of Corporation Finance that the Fund is an "accredited investor" within the meaning of Subsection 501(a)(3) of Regulation D, 17 C.F.R. § 230.501(a)(3), and a "qualified institutional buyer" within the meaning of Subsection (a)(1)(i)(H) of Rule 144A, 17 C.F.R. § 230.144(a)(1)(i)(H).

Respectfully submitted,

David F. Freeman, Jr.